Exhibit 99.1

FOR IMMEDIATE RELEASE - July 17, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. REPORTS PRODUCTION INCREASES FOR JUNE

Corporate Production Update

The estimated peak production rate for the month of June 2009 was 4,510 BOEs (27,060 McfGEs) per day. June 2009 averaged approximately 4,252 BOEs (25,512 McfGEs) per day of production.  Our average production for the month of June has increased by 120 BOE’s per day over May volumes.  No additional wells were put on stream.  Approximately 41% of the production was oil and natural gas liquids (NGL) and 59% was natural gas.

“Our production volumes continued to rise in June.  We are very pleased that our average daily volumes are up over our May performance”, stated Mr. Sandy Andrew, President & COO.

Mr. John Melton, CEO said “Our focus continues to be the Hunton Resource Play in Oklahoma.  Our Hunton drilling program has proven to be successful for us and our production performance continues to meet our goals”.

The Hunton Resource Play in Oklahoma has an aerial extent of approximately 16 million acres.  Assuming 10% of the land has quantities of petroleum potentially recoverable from undiscovered accumulations by application of future development projects, the prospective resource could be as high as 6.2 Tcfe. (1)

(1)   “The Hunton formation has been geologically proven to underlie approximately 1/3 of the State of Oklahoma at varying depths and in varying thicknesses and percentages of permeability and porosity.  While not definitive, our geological investigations to date have allowed us to conclude that 10% or more of the formation could exhibit the combination of characteristics necessary to allow for commercial exploitation.  Based on our historical performance, the calculations generate up to 6.2 Tcfe of prospective resource.  At present, Petroflow has access to mineral rights representing only 75.2 Bcfe on a proved undeveloped plus probable basis.  Although some of the rest of this hydrocarbon potential is under lease by other oil and gas companies, our work to date has proven that much of these potential lands would be available for lease”.

Forward Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.